Streamlytics, Inc.



ANNUAL REPORT

777 Brickell Avenue

Miami, FL 33131

0

https://www.streamlytics.co/

This Annual Report is dated December 17, 2021.

BUSINESS

Streamlytics ethically accesses, values, and monetizes consumer data streams by democratizing access to personal data streams that have previously been limited, restricted, and/or exploited by large technology companies and unethical data brokerages. We establish a market value for data through a proprietary algorithm, which allows consumers to value and sell their data through our B2C products such as Clture.io.

Companies and organizations who want access to richer, ethically-sourced data to drive important business decisions license our B2B software because we are able to provide, at an aggregate level, more insightful first-party data while protecting the consumers' privacy.

Since our inception in 2018, we have spent our time focused on the research and development of our products. After realizing the broader market opportunity for what we have been developing, we changed the corporate entity name in 2019 from Clture, Inc. to Streamlytics, Inc. to better reflect the vision of the company. We still retain the Clture name for one of our consumer-facing products, Clture.io. At the beginning of 2020, we started to release our products to the public. As of April 2021 Streamlytics has become the largest provider of first party data sourced from the Black community. We've currently processed 85 million data points and have seen 1600% growth in our data assets since April 2020. Additionally Streamlytics has successfully filed our core patent with the USPTO (U.S. Patent Application No. 17/207,405; System And Method For Standardizing Data). The patent makes this service possible by unifying unrelated types and forms of data into one format (Universal Data Interchange Format; UDIF) and enhances the companies defensibility against new entrants into the space.

Previous Offerings

In 2020, we sold 258,060 shares of common stock for $4.50 per share under Regulation Crowdfunding.

In 2020, we sold 46,666 shares of common stock for $4.50 per share under subscription agreements.

Type of security sold: SAFE
Final amount sold: $100,000.00
Use of proceeds: Working capital and other general corporate purposes.
Date: January 02, 2019
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $10,000.00
Use of proceeds: Working capital and other general corporate purposes.
Date: February 01, 2019
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $30,000.00
Use of proceeds: Working capital and other general corporate purposes.
Date: February 28, 2019
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $5,000.00
Use of proceeds: Working capital and other general corporate purposes.
Date: August 07, 2019
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $50,000.00
Use of proceeds: Working capital and other general corporate purposes.
Date: October 04, 2019

Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $50,000.00
Use of proceeds: Working capital and other general corporate purposes.
Date: January 27, 2020
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $45,000.00
Use of proceeds: Working capital and other general corporate purposes.
Date: August 3, 2020
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $25,000.00
Use of proceeds: Working capital and other general corporate purposes.
Date: September 23, 2020
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $200,000.00
Use of proceeds: Working capital and other general corporate purposes.
Date: October 21, 2020
Offering exemption relied upon: 506(b)

Type of security sold: Class B Common Stock
Final amount sold: $200,000.00
Use of proceeds: Working capital and other general corporate purposes.
Date: July 29, 2020
Offering exemption relied upon: 506(b)

Type of security sold: Class B Common Stock
Final amount sold: $10,000.00
Use of proceeds: Working capital and other general corporate purposes.
Date: September 4, 2020
Offering exemption relied upon: 506(b)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $40.00
Number of Securities Sold: 4,000,000
Use of proceeds: Founders shares to Angela Benton.
Date: November 07, 2018
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

Year ended December 31, 2020

Revenue, Cost of Revenue, Gross Margins

Revenue was $20,000 in 2020 and cost of goods sold was $17,767, resulting in a gross profit of $2,232.

Operating Expenses

Research and development expenses were $180,285 in 2020, primarily to contractors and vendors in continued product development. Sales and marketing were $74,101, including advertising, social media and public relations costs. General and administrative expenses were $322,954, including increased headcount, professional fees, software and other expenses needed to ramp up operations.

Year ended December 31, 2019

Revenue, Cost of Revenue, Gross Margins

There was no revenue for 2019 and therefore no cost of goods sold or gross margins analysis at that time.

Operating Expenses

The Company expanded operations in 2019, incurring $143,335 in operating expenses. This included research and development costs of $36,662 to develop the product as well as general and administrative expenses of $105,915 to create the website, build the team, as well as professional fees to support the operations.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $967,002.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

None at December 31, 2020 aside from $515,400 in outstanding SAFE notes as noted above

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Angela Benton
Angela Benton's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Chief Executive Officer
Dates of Service: October 11, 2018 - Present

Responsibilities: Leads the team with the purpose of maximizing the value of the company, which may include but isn't limited to maximizing the mission and impact, share price, market share, and/or revenues. Chief Executive also serves as key team member for sharing and amplifying the story and/or narratives of the organization. Angela currently takes a salary of $1 per year and equity compensation in the form of 4,000,000 shares in Founder's stock. Angela currently works full-time for Streamlytics.

Position: Founder
Dates of Service: October 11, 2018 - Present
Responsibilities: Conceptualize product offerings or other intellectual property associated with products or services offered by the organization.

Position: President
Dates of Service: October 11, 2018 - Present
Responsibilities: Oversee budgets, staff and other executives in the organization. Oversee the complete operation of the company ensuring it operates and goals are met based on the direction established in the strategic plans. Work with board members to plan and implement a short-, mid- and long-term strategy for the company.

Position: Secretary
Dates of Service: October 11, 2018 - Present
Responsibilities: Arranging meetings of the directors and the shareholders. This responsibility will involve the issue of proper notices of meetings, preparation of the agenda, circulation of relevant reports and taking and producing minutes to record the business transacted at the meetings and the decisions taken.

Position: Treasurer
Dates of Service: October 11, 2018 - Present
Responsibilities: Deals with all financial aspects including: financials, revenues, billing, payroll, expenses, fundraising, etc.

Other business experience in the past three years:

Employer: Angela Benton Inc
Title: CEO & Chief Creative Officer
Dates of Service: April 01, 2017 - Present
Responsibilities: Personal corporation for activities involving Angela Benton as talent, speaker, endorser, author, advisor, or investor.

Other business experience in the past three years:

Employer: NewME, Inc.
Title: Founder & CEO
Dates of Service: March 11, 2011 - December 16, 2018
Responsibilities: Managed products, programing, and investment decisions for early stage companies.

Name: Arisha Smith
Arisha Smith's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Chief Revenue Officer
Dates of Service: February 18, 2020 - Present
Responsibilities: Arisha leads internal and external business intelligence for Streamlytics products with a data-driven approach to scaling revenue opportunities for the organization. Currently, Arisha does not take a salary compensation. Arisha takes an equity compensation of 44,444 shares vesting over a 36 month period with a cliff of 6 months.

Other business experience in the past three years:

Employer: Idyllic Interactive
Title: Founder & Managing Partner
Dates of Service: May 01, 2010 - February 02, 2020

Responsibilities: As Principal and Founder of Idyllic Interactive, I lead our team's collaboration with large brands, niche agencies and startups; and chart the journey towards demonstrating results.

Other business experience in the past three years:

Employer: Streamlytics
Title: Consultant
Dates of Service: January 06, 2019 - February 17, 2020
Responsibilities: Product marketing and development

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock
Stockholder Name: Angela Benton

Amount and nature of Beneficial ownership: 4,000,000
Percent of class: 100.0

Title of class: SAFE
Stockholder Name: Angela Benton
Amount and nature of Beneficial ownership: 100,000
Percent of class: 100.0

RELATED PARTY TRANSACTIONS

Name of Entity: Angela Benton
Relationship to Company: Officer
Nature / amount of interest in the transaction: Angela Benton, CEO, provided advances to the company as well as a $100,000 SAFE investment.

Material Terms: During 2019, the Company issued a SAFE agreement for $100,000 to an entity controlled by the Company's CEO and founder (see Note 7 in attached financials). The SAFE consists of $38,000 in cash proceeds received by the Company as well as $62,000 in company related expenses incurred throughout 2019. Of this amount, $61,000 is included in general and administrative expenses and $1,000 is included in research and development expenses in the statements of operations. In addition, during 2019 and 2018, the founder made advances to the company. The advances are non-interest bearing, unsecured and due on demand.

During 2019, the founder made advances to the company. The advances are non-interest bearing, unsecured and due on demand. As of December 31, 2020, the Company has repaid the advances.

OUR SECURITIES

Our authorized capital stock consists of 14,000,000 shares of common stock, par value $0.0001 per share. As of December 31, 2020, 4,326,948 shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we," "us," "our," or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Class B Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future to continue operations, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a platform for consumers to ethically access, value and monetize consumer data streams. Our revenues are therefore dependent upon the market for these types of personal data streams.

Developing new products and technologies entails significant risks and uncertainties

Certain of products and services are still in the research and development-phase. Delays or cost overruns in the development stage or the failure to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Class B Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will possibly need to raise more funds in the future,. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products and services will be able to gain traction in the marketplace. It is possible that our products and services will fail to gain market acceptance for any number of reasons. If the new products or services fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products and services in the market, and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

The Company is a startup company, and as such, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. Essentially. Further, we have never turned a profit, and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation. The laws and regulations concerning data privacy may be subject to change, and if such changes take place, then the Company may be materially affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Streamlytics, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Streamlytics, Inc. could harm our reputation and materially negatively impact our financial condition and business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on December 17, 2021.

Streamlytics, Inc.

By   /s/ *Angela Benton*

Name: Angela Benton

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

STREAMLYTICS INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2020 AND 2019

TABLE OF CONTENTS



dbbmckennon
Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders
of Streamlytics Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Streamlytics Inc. (the "Company", a Delaware corporation), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Streamlytics Inc. as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, certain conditions, including losses from operations and negative cash flows, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

dbbmckennon

Newport Beach, California
February 9, 2021

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 P: 949.200.3280 F: 949.200.3281 www.dbbmckennon.com
Santa Monica Newport Beach San Diego

STREAMLYTICS, INC.
BALANCE SHEETS

		December 31,		
		2020		**2019**
ASSETS				
Current assets:				
Cash and cash equivalents	$	967,002	$	-
Subscription receivable		-		50,000
Total current assets		967,002		50,000
Property and equipment, net		12,355		-
Deposits		12,000		-
Total assets	$	991,357	$	50,000
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)				
Current liabilities:				
Accounts payable and accrued expenses	$	33,120	$	13,039
Related party advances		-		2,242
Total current liabilities		33,120		15,281
Future equity obligations		515,400		195,000
Total liabilities		548,520		210,281
Commitments and contingencies (Note 11)				
Stockholders' equity:				
Class A common stock, $0.0001 par value, 4,000,000 shares designated, issued and outstanding as of December 31, 2020 and 2019, respectively		40		40
Class B common stock, $0.0001 par value, 10,000,000 shares designated; 326,948 and no shares issued and outstanding as of December 31, 2020 and 2019, respectively		3		-
Additional paid-in capital		1,188,374		-
Subscription receivable		(16,465)		
Accumulated deficit		(729,115)	$	(160,321)
Total stockholders' equity (deficit)		442,837		(160,281)
Total liabilities and stockholders' equity (deficit)	$	991,357	$	50,000

See accompanying notes to these financial statements.

STREAMLYTICS, INC.

STATEMENTS OF OPERATIONS

| | Year Ended December 31, | |
	2020	**2019**
Revenue	$ 20,000	$ -
Cost of revenue	17,767	-
Gross profit	2,232	-
Operating expenses:		
Research and development	180,285	36,662
Sales and marketing	74,101	758
General and administrative	322,954	105,915
Total operating expenses	577,339	143,335
Loss from operations	(575,107)	(143,335)
Other income (expense):		
Change in fair value of future equity obligations	(400)	-
Other income	6,713	-
Total other income (expense), net	6,313	-
Provision for income taxes	-	-
Net loss	$ (568,794)	$ (143,335)
Weighted average common shares outstanding - basic and diluted	4,147,160	4,000,000
Net loss per common share - basic and diluted	$ (0.14)	$ (0.04)

See accompanying notes to these financial statements.

STREAMLYTICS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Subscription Receivable	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount				
Balances at December 31, 2018	4,000,000	$ 40	-	$ -	$ -	-	$ (16,986)	$ (16,946)
Net loss	-	-	-	-	-	-	(143,335)	(143,335)
Balances at December 31, 2019	4,000,000	40	-	-	-	-	(160,321)	(160,281)
Issuance of common stock pursuant to subscription agreements	-	-	46,666	-	210,000	-	-	210,000
Issuance of common stock pursuant to Regulation CF offering	-	-	258,060	3	974,893	(16,465.00)	-	958,431
Issuance of restricted common stock	-	-	22,222	-	3,481	-	-	3,481
Net income (loss)	-	-	-	-	-	-	(568,794)	(568,794)
Balances at December 31, 2020	4,000,000	$ 40	326,948	$ 3	$ 1,188,375	(16,465)	$ (729,115)	$ 442,837

See accompanying notes to these financial statements.

5

STREAMLYTICS, INC.
STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2020	**2019**
Cash flows from operating activities:		
Net loss	$ (568,794)	$ (143,335)
Adjustments to reconcile net loss to net cash used in operating activities:		
Change in fair value of future equity obligations	400	-
Stock-based compensation expense	3,481	-
Deprecation expense	918	-
Changes in operating assets and liabilities:		
Accounts payable and accrued expenses	20,081	(3,532)
Net cash used in operating activities	(543,914)	(146,867)
Cash flows from investing activities:		
Purchases of property and equipment	(13,273)	-
Deposits	(12,000)	-
Net cash used in investing activities	(25,273)	-
Cash flows from financing activities:		
Issuance of common stock	1,168,430	-
Related party advances	(2,242)	1,842
Proceeds from future equity obligations	370,000	145,000
Net cash provided by financing activities	1,536,188	146,842
Net increase (decrease) in cash and cash equivalents	967,002	(25)
Cash and cash equivalents at beginning of year	-	25
Cash and cash equivalents at end of year	$ 967,002	$ -
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$ -	$ -
Cash paid for interest	$ -	$ -
Supplemental disclosure of non-cash investing and financing activities:		
Subscripton receivable for SAFE agreement	$ -	$ 50,000
Expenses puruant to SAFE agreement	$ -	$ 62,000

See accompanying notes to these financial statements.

1. NATURE OF OPERATIONS

Streamlytics, Inc. (the "Company") was incorporated on October 11, 2018 as Clture, Inc. under the laws of the State of Delaware. The Company changed its name to Streamlytics, Inc. on February 20, 2019. The Company is a consumer driven data brokerage which uses highly targeted consumer facing applications to access consumer media consumption from demographics who consume media. The Company is headquartered in Miami, Florida.

2. GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $568,794 and $143,335 for the years ended December 31, 2020 and 2019, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2020 and 2019. As of December 31, 2020, the Company had an accumulated deficit of $729,115. These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. The Company intends to funds operations from generating revenue and the issuance of debt and equity securities. No assurance can be given that the Company will be successful in these efforts.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year is December 31.

Use of Estimates

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, the valuations of common stock, stock-based awards and future equity obligations. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2020, all of the Company's cash and cash equivalents were held at one accredited financial institution.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's accounts payable and accrued expenses and related party advances assets and liabilities approximate their fair values due to the short maturity of these instruments. The Company's future equity obligations are carried at fair value, determined based on Level 3 inputs in the fair value hierarchy described above (see Note 4).

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense is recognized using the straight-line method over the estimated useful life of each asset, as follows:

	Estimated Useful Life
Computer equipment	5 years
Furniture and fixtures	7 years

Estimated useful lives are periodically assessed to determine if changes are appropriate. Maintenance and repairs are charged to expense as incurred. When assets are retired or otherwise disposed of, the cost of these assets and related accumulated depreciation or amortization are eliminated from the balance sheet and any resulting gains or losses are included in the statement of operations loss in the period of disposal.

Future Equity Obligations

The Company has issued several Simple Agreements for Future Equity ("SAFEs") in exchange for cash financing. These funds have been classified as long-term liabilities. (See Note __ww.)

The Company has accounted for its SAFE investments as liability derivatives under the FASB's ASC section 815-40 and ASC section 815-10. If any changes in the fair value of the SAFEs occur, the Company will record such changes through earnings, under the guidance prescribed by ASC 825-10.

Revenue Recognition

The Company adopted ASU 2014-09, *Revenue from Contracts with Customers*, and its related amendments (collectively known as "ASC 606"), effective January 1, 2019. The Company determines revenue recognition through the following steps:

- Identification of a contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company derived its revenue primarily from data analysis. Revenue is recognized when performance obligations under the terms of a contract with a customer are satisfied and the promised services have transferred to the customer. The Company's services are generally transferred to the customer at a point in time, which is when the data analysis has been completed.

Cost of Revenue

Cost of sales consists of data acquisition costs.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred and included in sales and marketing expenses in the statements of operations.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Concentrations

During the year ended December 31, 2020, one customer accounted or 100% of the Company's revenue.

Stock-Based Compensation

The Company measures all equity-based awards granted to employees and advisors based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. The Company has not issued any stock-based awards with performance-based vesting conditions.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2020 and 2019, diluted net loss per share is the same as basic net loss per share for each year. As of December 31, 2020 and 2019, there were there were an indeterminable number of shares that were potentially dilutive based on the Company's outstanding future equity obligations.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company is continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers (Topic 606)* and has issued subsequent amendments to this guidance. This new standard will replace all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for interim and annual periods beginning after December 31, 2018. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company has adopted this standard effective January 1, 2019 with no effect on the Company's financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4. FAIR VALUE MEASUREMENTS

The Company's financial assets and liabilities subject to fair value measurements on a recurring basis and the level of inputs used for such measurements were as follows:

	Fair Value Measurements as of December 31, 2020 Using:			
	Level 1	Level 2	Level 3	Total
Liabilities:				
Future equity obligations	$ -	$ -	$ 515,400	$ 515,400
	$ -	$ -	$ 515,400	$ 515,400

	Fair Value Measurements as of December 31, 2019 Using:			
	Level 1	Level 2	Level 3	Total
Liabilities:				
Future equity obligations	$ -	$ -	$ 195,000	$ 195,000
	$ -	$ -	$ 195,000	$ 195,000

The Company measures the future equity obligations at fair value based on significant inputs not observable in the market, which causes it to be classified as a Level 3 measurement within the fair value hierarchy. The valuation of the future equity obligations use assumptions and estimates the Company believes would be made by a market participant in making the same valuation. The Company assess these assumptions and estimates on an on-going basis as additional data impacting the assumptions and estimates are obtained. Changes in the fair value of the future equity obligations related to updated assumptions and estimates are recognized within the statements of operations.

The future equity obligations may change significantly as additional data is obtained, impacting the Company's assumptions regarding probabilities of outcomes used to estimate the fair value of the liability. In evaluating this information, considerable judgment is required to interpret the data used to develop the assumptions and estimates. The estimates of fair value may not be indicative of the amounts that could be realized in a current market exchange. Accordingly, the use of different market assumptions and/or different valuation techniques may have a material effect on the estimated fair value amounts, and such changes could materially impact the Company's results of operations in future periods.

The Company utilized a probability-weighted average approach based on the estimated market value of the underlying securities and the potential settlement outcomes of the future equity obligations, including a liquidity event or future equity financing as well as other settlement alternatives. Both the market value of the underlying securities and the probability of the settlement outcomes include unobservable Level 3 inputs.

The following table presents changes in Level 3 liabilities measured at fair value for the years ended December 31, 2020 and 2019:

	Future Equity Obligations
Balance, December 31, 2018	$ -
Issuance of future equity obligations	195,000
Balance, December 31, 2019	195,000
Issuance of future equity obligations	320,000
Change in fair value	400
Balance, December 31, 2020	$ 515,400

During the year ended December 31, 2019, no change in fair value to the future equity obligations was recorded. During the year ended December 31, 2020, the changes in the fair value resulted from an adjustment to these valuations and estimates made to the probability of the various outcomes.

5. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	December 31,	
	2020	2019
Furniture and fixtures	$ 9,539	$ -
Computer equipment	3,734	-
	13,273	-
Less: Accumulated depreciation	(918)	-
	$ 12,355	$ -

Depreciation expense for the year ended December 31, 2020 and 2019 was $918 and 0, respectively.

6. FUTURE EQUITY OBLIGATIONS

2019 Agreements

During the year ended December 31, 2019, the Company entered into Simple Agreements for Future Equity ("SAFE") for an aggregate purchase amount of $195,000. In 2019, the Company received cash proceeds from these SAFEs of $83,000. There were an additional $62,000 in Company expenses incurred by a related party which was converted into a SAFE (see Note 9). Lastly, the Company received $50,000 in proceeds in early 2020 from an October 2019 SAFE agreement, which was recorded as a subscription receivable on the balance sheet as of December 31, 2019.

The agreements, which provide the right of the investors to future equity in the Company, are subject to a valuation caps ranging from $5,000,000 to $10,000,000. If there is a preferred equity financing before the instrument expires or is terminated, the Company will automatically issue to the investors a number of shares of either a) a number of shares of Standard Preferred Stock equal to the purchase amount divided by the cash price per share of the Standard Preferred Stock, if the pre-money valuation applicable to the new investors is less than or equal to the valuation cap; or b) a number of shares of Safe Preferred Stock equal to the purchase amount divided by the Safe Price. The Safe Price is defined as the valuation cap divided by the number of dilutive shares outstanding.

If there is a liquidation event before the expiration or termination of the SAFE agreement, the investor will at its option either a) receive a cash payment equal to the purchase amount or b) automatically receive from the Company a number of shares of Class B Common Stock equal to the Purchase Amount divided by the Liquidity Price (valuation cap dividend by the number of dilutive shares outstanding) if the investor fails to select the cash option. Thereafter the SAFE agreement will terminate. In connection with a cash payment through a liquidity event, if there are not enough funds to pay the investors and holders of the SAFE agreements in full, funds will be distributed pro-rata and based on the purchase price and the remaining amounts will be covered with common stock equal to the remaining unpaid purchase price divided by the liquidity event. In a dissolution event, SAFE Agreement holders will be paid out of remaining assets prior to holders of the Company's capital stock. The SAFE will expire and upon either the issuance of stock to the investor pursuant to above or payment.

2020 Agreements

During the year ended December 31, 2020, the Company entered into a SAFE for a purchase amount of $50,000. The terms of the SAFE are identical to the 2019 agreements except the agreement is subject to a valuation cap of $20,000,000.

The Company entered into additional om 2020 SAFEs for an aggregate purchase amount of $270,000. The agreements, which provide the right of the investors to future equity in the Company, are subject to a valuation cap of $20,000,000.   If there is a Class B common stock financing before the instrument expires or is terminated, the Company will automatically issue to the investors a number of shares equal to the purchase amount divided by the SAFE Price. The Safe Price is defined as the valuation cap divided by the number of dilutive shares outstanding.

If there is a liquidation event before the expiration or termination of the SAFE agreement, the investor will at its option either a) receive a cash payment equal to the purchase amount or b) automatically receive from the Company a number of shares of Class B Common Stock equal to the Purchase Amount divided by the Liquidity Price (valuation cap dividend by the number of dilutive shares outstanding) if the investor fails to select the cash option. Thereafter the SAFE agreement will terminate. In connection with a cash payment through a liquidity event, if there are not enough funds to pay the investors and holders of the SAFE agreements in full, funds will be distributed pro-rata and based on the purchase price and the remaining amounts will be covered with common stock equal to the remaining unpaid purchase price divided by the liquidity event. In a dissolution event, SAFE Agreement holders will be paid out of remaining assets prior to holders of the Company's capital stock. The SAFE will expire and upon either the issuance of stock to the investor pursuant to above or payment.

7. **STOCKHOLDERS' EQUITY**

   Common Stock

   As of December 31, 2020 and 2019, the Company's certificate of incorporation, as amended and restated, authorized the Company to issue a total of 10,000,000 shares of common stock, $0.0001 par value, of which 4,000,000 shares are designated as Class A common stock and 6,000,000 shares are designated as Class B common stock.

   Each holder of Class A common stock will be entitled to seven votes for each share of Class A common stock held. Each holder of Class B common stock will be entitled to one vote for each share of Class B common stock held. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, assets of the Company available for distribution shall be distributed to common shareholders pro rata based on the number of shares held.

   During the year ended December 31, 2020, the Company issued 258,060 shares of Class B common stock pursuant to a Regulation CF offering at a price of $4.50 per share for net proceeds of $958,430.

   During the year ended December 31, 2020, the Company issued 46,666 shares of Class B common stock to accredited investors for gross proceeds of $210,000.

   During the year ended December 31, 2018, the Company issued 4,000,000 shares of Class A common stock at par value, for proceeds of $40, pursuant to the founders' stock.

Restricted Common Stock

During the year ended December 31, 2020, the Company granted 22,222 shares of restricted Class B common stock to employees with a grant-date fair value of $4.50 per share. The shares vest over three to four years and are subject to a one-year cliff vest. As of December 31, 2020, there were 22,222 shares outstanding and no shares were vested. The Company recorded stock-based compensation expense of $3,481 in the statements of operations, of which $2,694 is included in research and development expenses and $787 is included in sales and marketing expenses. Total unrecognized compensation cost related to non-vested restricted common stock amounted to $96,518 as of December 31, 2020, and will be recognized over a weighted average period of 41 months as of December 31, 2020.

8. INCOME TAXES

As of December 31, 2020 and 2019, the Company had net deferred tax assets before valuation allowance of $200,801 and $44,864, respectively. The deferred tax assets were a result of the Company's net operating loss carryforwards.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2020 and 2019, cumulative losses through December 31, 2020, and no history of generating taxable income. Therefore, valuation allowances of $200,801 and $44,864 were recorded as of December 31, 2020 and 2019, respectively. During the years ended December 31, 2020 and 2019, deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 28.0%. The effective rate is reduced to 0% due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2020, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $717,567, which may be carried forward indefinitely.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2019 tax year and any year thereafter remain open to examination.

9. RELATED PARTY TRANSACATIONS

During 2019, the Company issued a SAFE agreement for $100,000 to an entity controlled by the Company's CEO and founder (see Note 4). The SAFE consists of $38,000 in cash proceeds received by the Company as well as $62,000 in company-related expenses incurred throughout 2019 which were converted into the SAFE. Of this amount, approximately $61,000 is included in general and administrative expenses and approximately $1,000 is included in research and development expenses in the statements of operations.

During 2019, the founder made advances to the company. The advances are non-interest bearing, unsecured and due on demand. As of December 31, 2020, the Company has repaid the advances.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

11. SUBSEQUENT EVENTS

In January 2021, the Company moved its headquarters from Los Angeles, California to Miami, Florida. The Company entered into a one-year lease agreement with monthly base rent payments of $12,000.

Management has evaluated subsequent events through February 9, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

CERTIFICATION

I, Angela Benton, Principal Executive Officer of Streamlytics, Inc., hereby certify that the financial statements of Streamlytics, Inc. included in this Report are true and complete in all material respects.

Angela Benton

Principal Executive Officer